                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                                    PHC, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                 (CUSIP Number)

                           Gary D. Halbert, President
                        ProFutures Fund Management, Inc.
            1310 Highway 620 South -- Suite 200, Austin, Texas 78734
                                 (512) 263-3800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 1998
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition of which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all Exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Special Equities Fund, L.P.
          74-2786952

2)   Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [ ]

3)   SEC Use Only


4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)  Sole Voting Power  606,509

     8)  Shared Voting   754,794

     9)  Sole Dispositive Power   606,509

     10) Shared Dispositive Voting Power   754,794

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person     754,794

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares   (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:

          14.27%

14)  Type of Reporting Person

          PN

------ Schedule 13D cont'd --------


CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          Gary D. Halbert
          ###-##-####

2)   Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [ ]

3)   SEC Use Only



4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          USA

Number of Shares Beneficially Owned by Reporting Person:

     7)  Sole Voting Power  88,971

     8)  Shared Voting   754,794

     9)  Sole Dispositive Power   88,971

     10) Shared Dispositive Voting Power   754,794

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person     754,794

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares   (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:

          14.27%

14)  Type of Reporting Person

          IN

------ Schedule 13D cont'd --------


CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          John F. Mauldin
          ###-##-####

2)   Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [ ]

3)   SEC Use Only



4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          USA

Number of Shares Beneficially Owned by Reporting Person:

     7)  Sole Voting Power  59,314

     8)  Shared Voting   751,794

     9)  Sole Dispositive Power   59,314

     10) Shared Dispositive Voting Power   751,794

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person     751,794

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares   (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:

          13.78%

14)  Type of Reporting Person

          IN

---------------   Schedule 13D  (cont'd.) ----------------

                                    PHC, INC.

         ProFutures Special Equities Fund, L.P. ("PSEF") hereby amends PSEF's Statement on Schedule 13D (the "Statement") filed on June 13, 1997 in connection with PSEF's ownership of shares of Class A Common Stock, $0.01 par value per share (the "Common Stock"), of PHC, Inc. (the "Company"):

         Item 2A of the Statement, "Identity and Background", is hereby amended and restated as follows:

A.       Persons Filing this Statement.

         (1) Name: ProFutures Special Equities Fund, L.P. State of Organization: Delaware
                  Principal Business: Investments in securities Address of Principal Business and Office:
                           1310 Highway 620 South -- Suite 200
                           Austin, Texas 78734
                  Criminal and Civil Proceedings: None

         (2)      Name: Gary D. Halbert
                  Citizenship: USA
                  Principal Business: President, ProFutures Fund
                           Management, Inc., a General Partner of ProFutures Special Equities Fund, L.P., Investment Management
                  Address of Principal Business and Office:
                           1310 Highway 620 South -- Suite 200
                           Austin, Texas 78734

         (3)      Name: John F. Mauldin
                           Citizenship: USA
                           Principal Business: Vice President, ProFutures Fund
                                    Management, Inc., a General Partner of
                                    ProFutures
                                    Special Equities Fund, L.P., Investment
                                    Management
                           Address of Principal Business and Office:
                                    1000 Ballpark in Arlington -- Suite 216
                                    Arlington, Texas 76011



         Item 3 of the Statement, "Source and Amount of Funds or Other Consideration", is hereby amended by adding the following statements:

         On March 10, 1998, the Company issued to PSEF as a payment for late registration Warrants for the purchase of 3,000 shares Common Stock at $2.90 per share. On March 16, 1998, the Group, consisting of PSEF, Gary D. Halbert ("Halbert") and John F. Mauldin ("Mauldin"), purchased directly from the Company in a private transaction: (a) 750 shares of Series B Convertible Preferred Stock (the "Preferred Stock"); and (b) Warrants, all of which were convertible into shares of Class A Common Stock, $0.01 par value, of the Company, for an aggregate purchase price of $750,000 (including any brokerage commissions). The Preferred Stock may be converted into the Common Stock at any time at a price equal to 80% of average of the closing bid prices on NASDAQ for the five trading days preceding the date of conversion; subject to a minimum conversion price and a maximum conversion price. The Company has agreed to pay the difference if the conversion price is below such minimum conversion price by delivering a promissory note. The Warrants are convertible at any time for up to three years at the closing bid price per share of the Common Stock on March 16, 1998.

         Item 5 of the Statement, "Interest in Securities of the Issuer", is hereby amended by adding the following statements:

         (a) and (b) The aggregate number of shares of Common Stock owned beneficially by the Group as of the close of business on March 16, 1998 was 754,794, or approximately 14.27% of the shares of Common Stock outstanding. This percentage is based upon (a) an assumed conversion price per share of $1.85 and
(b) 4,704,956 shares of Common Stock reported to be issued in the March 13, 1998 transaction documents between the Company and the Group plus 584,078 shares of Common Stock due upon conversion and exercise of the Preferred Stock and Warrants, respectively. The shares of Common Stock beneficially owned by PSEF were purchased with working capital. The shares of Common Stock beneficially owned by Halbert and Mauldin were purchased with personal funds.


                   Number of
                   Shares Directly         Percentage of
Ownership          Owned                Outstanding Shares*
PSEF                606,509                  11.46 %
Gary D. Halbert      88,971                   1.69 %
John F. Mauldin      59,314                   1.12 %

     TOTAL          754,794                  14.27 %





         (c) PSEF sold Common Stock of the Company in the following brokered transactions on the NASDAQ Small Cap Market (dates are settlement dates):

Date      No. of Shares   Price     Transaction
2/03/98      2,200        $2.73      sold
2/05/98      8,000         2.77      sold
2/09/98      1,200         2.80      sold
2/10/98      5,200         2.73      sold
2/11/98      6,300         2.77      sold



         (d) Except as indicated in this Item 5, neither the members of Group nor, to the best knowledge of the members of the Group (with respect to each of their respective



         Item 7 of the Statement, "Material to be Filed as Exhibits", is hereby amended and restated as follows:

         Exhibit 1, the Joint Filing Agreement, is attached hereto.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct, and the undersigned agree that this statement shall be filed on behalf of each of them.

Dated: March 19, 1998


                                       PROFUTURES SPECIAL EQUITIES FUND, L.P.

                                       By: ProFutures Fund Management, Inc., a
                                           General Partner

                                       By: /s/ Gary D. Halbert
                                           -------------------------------------
                                               Gary D. Halbert, President


                                       /s/ Gary D. Halbert
                                       -----------------------------------------
                                           Gary D. Halbert

                                       /s/ John F. Mauldin
                                       -----------------------------------------
                                           John F. Mauldin



Each of such Reporting Persons certifies only the information stated herein regarding such Reporting Person.

                                  EXHIBIT INDEX

     Exhibit 1      Joint Filing Agreement